SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

1	Copies of the disclosure letters that we filed with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings; Outlook Stable”.	6

Exhibit 1

December 1, 2011

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings; Outlook Stable”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 1 of 6

Exhibit 1

December 1, 2011

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings; Outlook Stable”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Page 2 of 6

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	December 1, 2011

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City Address of principal office	1200	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Page 3 of 6

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Fitch Ratings (Fitch) entitled “Fitch Affirms PLDT’s Ratings; Outlook Stable”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: December 1, 2011

Page 4 of 6

Exhibit 1

FITCH AFFIRMS PLDT’S RATINGS; OUTLOOK STABLE

Fitch Ratings-Jakarta/New Delhi-30 November 2011: Fitch Ratings has affirmed Philippine Long Distance Telephone’s (PLDT) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at ‘BBB-’ and ‘A-’ respectively. The Outlook is Stable. A full rating breakdown is provided below.

The ratings reflect PLDT’s improved market position post its successful acquisition of a 51.55% ownership interest in the third-largest telco -Digital Telecommunications Philippines, Inc. (Digitel) in an all-equity deal. As of end-September 2011, PLDT boasted dominant market positions across the wireless (revenue market share: 64%), fixed-line (subscriber market share: 56%) and nascent broadband (subscriber market share: 56%) segments. PLDT’s ratings also benefit from the company’s strong credit metrics including high EBITDAR margins (9M11: 60%), moderate leverage, as measured by funds flow from operations (FFO)-adjusted net leverage of 1.0x (9M11), and high cash flow generation before shareholder distributions.

Fitch expects that PLDT’s leverage will deteriorate marginally in 2012 as average revenue per user (ARPU) continues to fall as a result of increasing popularity of bucket or “all you can eat’ tariff plans and a change in its revenue mix towards lower-margin data services. However, the agency does not expect PLDT’s leverage to breach 2.0x, the threshold for negative rating action on its Long-Term Local Currency IDR. Fitch also expects PLDT’s free cash flow to turn negative in 2012 due to higher capex requirements for data services and limited flexibility to cut dividends which have historically remained at 100% of prior year net income.

Like other Philippine telecos PLDT remains exposed to the risk of their traditional voice and SMS (short-message service) revenues being cannabalised by subscribers’ growing adoption of data services and social networking. Compared with other Asia-Pacific telecom markets, this risk is highest in the Philippines due to the operators’ high revenue contribution from SMS services, at about 50% of total wireless revenue.

PLDT’s Long-Term Local Currency IDR, which exceeds the sovereign’s Long-Term Local Currency IDR by three notches, does not take into account foreign currency transfer and convertibility risk, and is more reflective of the company’s unconstrained credit profile. A positive rating action on the sovereign’s Local Currency IDR, coupled with an improvement in the country’s jurisdictional framework from a creditor protection perspective, are pre-requisites for a similar rating action on PLDT’s Local Currency IDR. A negative rating action on the sovereign’s Local Currency IDR will result in a corresponding action on PLDT’s Local Currency IDR.

PLDT’s Foreign Currency IDR continues to be constrained by the Philippines’ Country Ceiling of ‘BBB-’, reflecting the country’s foreign currency transfer and convertibility risk. Any future movement in the Country Ceiling will lead to a corresponding change in PLDT’s Foreign Currency IDR.

-Long-Term Foreign Currency IDR affirmed at ‘BBB-’; Outlook -Stable -Long-Term Local Currency IDR affirmed at ‘A-; Outlook -Stable -National Long-Term rating affirmed at ‘AAA(phl)’; Outlook -Stable -Foreign senior unsecured rating affirmed at ‘BBB-’

Page 5 of 6

Exhibit 1

Contacts:

Primary Analyst
Nitin Soni
Associate Director
+91 11 4356 7239
Fitch Ratings India Private Limited
601-609, 6th Floor, Prakash Deep Building
Tolstoy Marg, New Delhi -110001

Secondary Analyst
Any Sirapurna
Associate Director
+62 21 29026412

Committee Chairperson
Steve Durose
Senior Director
+61 2 8256 0307

Media Relations: Shivani Sundralingam, Singapore, Tel: + 65 6796 7215, Email: shivani.sundralingam@fitchratings.com.

Additional information is available at www.fitchratings.com. The ratings above were unsolicited and have been provided by Fitch as a service to investors.

Applicable criteria, ‘Corporate Rating Methodology’, dated 12 August 2011, are available at www.fitchratings.com.

Applicable Criteria and Related Research:
Rating Global Technology Companies -Specific Rating Factors http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=543285
Asia-Pacific Technology: Sector Credit Factor Compendium and Sector Update http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=627489 Corporate Rating Methodology
http://www.fitchratings.com/creditdesk/reports/report—frame.cfm?rpt—id=647229

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY’S PUBLIC WEBSITE ‘WWW.FITCHRATINGS.COM’. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE.

Page 6 of 6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : MA. LOURDES C. RAUSA-CHAN Title : Senior Vice President and Corporate Secretary

Date: December 1, 2011